Exhibit 99.1
Shinhan Financial Group FY 2020 Operating Results

On February 5, 2021, Shinhan Financial Group released its operating results for the fiscal year 2020. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		4Q 2020	3Q 2020	QoQ Change (%)	4Q 2019	YoY Change (%)
Revenue*	Specified Quarter	13,595,027	8,242,595	64.94	7,510,153	81.02
	Cumulative	49,025,779	35,430,752	-	43,859,083	11.78
Operating Income	Specified Quarter	948,956	1,468,197	-35.37	908,735	4.43
	Cumulative	4,929,736	3,980,780	-	5,046,250	-2.31
Income before Income Taxes	Specified Quarter	684,804	1,561,630	-56.15	758,614	-9.73
	Cumulative	4,753,871	4,069,067	-	4,911,508	-3.21
Net Income	Specified Quarter	489,389	1,166,479	-58.05	557,565	-12.23
	Cumulative	3,498,076	3,008,687	-	3,642,384	-3.96
Net Income Attributable to Controlling Interest	Specified Quarter	464,393	1,144,692	-59.43	507,514	-8.50
	Cumulative	3,414,595	2,950,202	-	3,403,497	0.33

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		4Q 2020	3Q 2020	QoQ Change (%)	4Q 2019	YoY Change (%)
Revenue*	Specified Quarter	7,992,528	3,247,828	146.09	2,888,102	176.74
	Cumulative	25,049,392	17,056,864	-	23,145,476	8.23
Operating Income	Specified Quarter	573,565	819,657	-30.02	650,602	-11.84
	Cumulative	2,913,646	2,340,081	-	3,263,303	-10.71
Income before Income Taxes	Specified Quarter	422,087	831,665	-49.25	469,975	-10.19
	Cumulative	2,783,441	2,361,354	-	3,076,910	-9.54
Net Income	Specified Quarter	312,896	624,453	-49.89	352,780	-11.31
	Cumulative	2,078,232	1,765,336	-	2,329,268	-10.78
Net Income Attributable to Controlling Interest	Specified Quarter	312,749	624,350	-49.91	352,918	-11.38
	Cumulative	2,077,793	1,765,044	-	2,329,192	-10.79

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		4Q 2020	3Q 2020	QoQ Change (%)	4Q 2019	YoY Change (%)
Revenue*	Specified Quarter	1,130,703	915,824	23.46	904,732	24.98
	Cumulative	4,091,178	2,960,475	-	3,892,257	5.11
Operating Income	Specified Quarter	188,332	225,455	-16.47	128,787	46.24
	Cumulative	822,214	633,882	-	684,108	20.19
Income before Income Taxes	Specified Quarter	191,562	225,192	-14.93	128,452	49.13
	Cumulative	821,212	629,650	-	676,756	21.35
Net Income	Specified Quarter	137,057	167,559	-18.20	97,876	40.03
	Cumulative	606,554	469,497	-	509,033	19.16
Net Income Attributable to Controlling Interest	Specified Quarter	136,295	167,615	-18.69	97,709	39.49
	Cumulative	606,453	470,158	-	508,800	19.19

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues